Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
		(Dollars in thousands, except ratio)

Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interest	$173,939	$731,617	$951,477	$693,512	$701,877	$513,156

Add:
Portion of rents representative of the interest factor	3,856	15,424	15,066	14,917	12,726	11,001
Interest expense	32,224	130,946	128,174	123,177	126,302	112,512

Income as adjusted	$210,019	$877,987	$1,094,717	$831,606	$840,905	$636,669

Fixed charges:
Interest expense	$32,224	$130,946	$128,174	$123,177	$126,302	$112,512
Portion of rents representative of the interest factor	3,856	15,424	15,066	14,917	12,726	11,001

Total	$36,080	$146,370	$143,240	$138,094	$139,028	$123,513

Ratio of Earnings to Fixed Charges	5.8	6.0	7.6	6.0	6.0	5.2